Item 3.9: Conditional Orders and Indications of Interest

Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

Y

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

The OneChronos ATS accepts "Conditional Indications." A Conditional Indication is an instruction to the OneChronos ATS expressing potential interest to trade subject to counterparty liquidity availability. A Conditional Indication is not in itself an order. If the OneChronos ATS determines that there may be counterparty liquidity to interact with, via a process described below, the ATS cancels the Conditional Indication and sends a Conditional Invitation to the Subscriber, inviting the Subscriber to send a firm order in response ("Firm Up Order"), and providing the Subscriber with a specific Invitation ID (see next paragraph). Firm Up Orders sent in response to a Conditional Invitation are treated identically to firm orders that have equivalent order instructions, as described in Part III Item 7, with the following exceptions: 1) Firm Up Orders may be canceled, but may not be canceled and replaced, 2) Firm Up Orders must be received by the ATS within 1 second of the timestamp on the associated Conditional Invitation, 3) Firm Up Orders are always eligible as contra-side interest to Conditional Indications; regular firm orders are only eligible as contra-side interest to Conditional Indications within a Custom Group, and only if the Subscriber opts-in to that behavior on an order-by-order basis (see below), and 4) Firm Up Orders must have the same symbol, side (with Sell, Sell Short, and Sell Short Exempt considered equivalent between the Conditional Indication and Firm Up Order), Custom Counterparty Group (if relevant), and Subscriber identifier as the original Conditional Indication, and if the Conditional Indication allowed for interaction outside the Custom Group, the associated Firm Up Order must also allow for interaction outside the Custom Group, otherwise the order is rejected. Conditional Indications have the same order instruction flexibility and requirements as firm orders at OneChronos (for example, peg instructions and minimum quantity).

In addition, Subscribers must send the Firm Up Order on the same (FIX) order entry session that they sent the Conditional Indication on. Subscribers identify which Conditional Indication is associated with their Firm Up Order via the Invitation ID that was sent to them on the Conditional Invitation that the Subscriber is responding to; specifically, they include the Invitation ID with their Firm Up Order instruction.

Deleted: if the associated

Deleted: Indication identifies

Deleted: Counterparty

Deleted: permits executions outside of the Custom Counterparty Group (as described

Deleted: Part III Item 11 under the heading CUSTOM COUNTERPARTY GROUPS), then the Firm Up Order must contain the same Custom Counterparty Group instructions as the associated Conditional Indication,

With the exceptions noted above, Firm Up Orders behave and participate in the same manner as all other firm orders with equivalent order instructions. They are able to trade amongst other Firm Up orders as well as standard (firm) orders in OneChronos ATS auctions. Firm orders have the option to opt-out of interacting with Firm Up orders, by including a specific instruction on an order-by-order basis. The timestamp on the Firm Up Order, not the Conditional Indication, is used to determine eligibility for an auction.

During the "Auction Preprocessing" step of the OneChronos Auction Procedure (described in Part III Item 11b), the OneChronos ATS: 1) looks for counterparty liquidity for Conditional Indications that it has received, and 2) sends Conditional Invitations out where applicable. This process occurs once per auction. Cancellations for orders and Conditional Indications received during the Auction Preprocessing step are processed immediately. For a given Conditional Indication to receive an Invitation ID, there must be one or more contra-side orders or Conditional Indications in the symbol ("conditional contras") such that the following five constraints are satisfied:

INVITE ELIGIBILITY CONSTRAINT: All Firm Up Orders and Conditional Indications are eligible as conditional contras. A Subscriber may opt-in to having their Custom Group firm orders be considered as conditional contras within that Custom Group on an order-by-order basis. If a Subscriber sends a firm order and does not specify a Custom Group, that order is not eligible as a conditional contra.

PRICE CONSTRAINT: The conditional contras must have marketable prices that can match with the given Conditional Indication.

QUANTITY CONSTRAINT: The conditional contras must provide sufficient quantity to satisfy a minimum quantity constraint on the given Conditional Indication, where present.

SELF-TRADE PREVENTION CONSTRAINT: The ATS will not send conditional invites to a Subscriber with self-trade prevention enabled that has otherwise-eligible conditional contras (e.g. Firm Up orders or Conditional Indications) on both sides of a symbol unless the other four constraints hold independently of that Subscriber's conditional contras (i.e., if there are orders or Conditional Indications from other Subscribers that are eligible to match with the given Conditional Indication).

CUSTOM COUNTERPARTY GROUP CONSTRAINT: Custom Counterparty Group logic for orders and Conditional Indications (described in Part III Items 11 and 14) is respected. For example, if the given Conditional Indication has a constraint to only execute with a Custom Counterparty Group, then the set of conditional contras considered for inviting the given Conditional Indication is restricted to orders or Conditional Indications from that specific Custom Counterparty Group that the Firm Up order would be eligible to interact with. However, if a given Conditional Indication does not restrict interacting with orders or Conditional Indications outside the Custom Counterparty Group, the conditional contras will include orders and/or Conditional Indications from outside the Custom Counterparty Group, where such orders and Conditional Indications are otherwise eligible to result in the generation of a Conditional Invitation.

Deleted: must

Deleted: counterparty liquidity for

Deleted: Conditional Indications (by default,

Deleted: orders will

Deleted: be considered conditional contras). All Firm Up Orders and Conditional Indications are eligible as counterparty liquidity.

Deleted:

Deleted:

Deleted: A

Deleted: given

Deleted: , those Conditional Indications cannot result in a Conditional Invitation (although if

Deleted: three

Deleted: orders

Deleted:), invites may be sent).

If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

